Mail Stop 4561
via fax (561) 653-3286

November 7, 2008

Joseph K. Pagano
Chief Executive Officer
Sentisearch, Inc.
1217 South Flagler Drive
3rd Floor
West Palm Beach, FL 33401

> **Re:** **Sentisearch, Inc.**
> **Form 10-KSB and 10-KSB/A for the Year Ended December 31, 2007**
> **Filed on March 31, 2008 and April 29, 2008, respectively**
> **Form 10-Q & 10-Q/A for the Quarter Ended June 30, 2008**
> **Filed on August 14, 2008 and October 24, 2008, respectively**
> **File No. 000-52320**

Dear Mr. Pagano:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief